press release

ArcelorMittal publishes its 2017 report on Payments to Governments in respect of Extractive Industries

20 June 2018 - ArcelorMittal (’the Company’) has today filed its 2017 report on Payments to Governments in respect of Extractive Activities, which provides a consolidated overview of payments made by the Company and its subsidiaries in 2017 to governments regarding its mining operations.

The report, which complies with reporting requirements under Luxembourg law, is available for download from corporate.arcelormittal.com within the 'Investors' section.